Skadden, Arps, Slate, Meagher & Flom (UK) llp

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          April 30, 2009
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Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Kate Tillan, Assistant Chief Accountant

RE:	ASML Holding N.V. Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33463)
Dear Ms. Tillan:
     On behalf of ASML Holding N.V. (“ASML” or the “Company”), we are writing to respond to the comments set forth in your letter to Mr. Peter T.F.M. Wennink, dated April 7, 2009, with respect to the above referenced filing of the Company.
     Set forth below are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter.

Confidential Treatment Requested by ASML Holding N.V.

ASML 0001

Securities and Exchange Commission
April 30, 2009

Form 20-F for the Fiscal Year Ended December 31, 2008
Item 5. Operating and Financial Review and Prospects, page 17
A. Operating Results, page 22
Critical Accounting Policies Using Significant Estimates, page 23

Evaluation of long-lived assets for impairment and costs associated with exit or disposal activities, page 25.

Comment 1:	In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please tell us and consider disclosing the following in future filings:

	•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

	•	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

	•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

	•	A quantitative and qualitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

	•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response:
	•	All of ASML’s goodwill as of December 31, 2008 relates to the Company’s acquisition of Brion Technologies Inc (“Brion”) in March 2007. ASML determined, based on FAS 142 paragraphs 30 and 31, that Brion is the reporting unit level at which goodwill should be tested for impairment because Brion is a business for which discrete financial information is available and for which management regularly reviews operating results. As of the date of impairment testing (September 30, 2008), the carrying amount of Brion was EUR 159.6 million and its fair value was estimated at EUR 228.0 million. ASML anticipates that Brion will cease to be a separate reporting unit in future periods as it becomes increasingly integrated in the Company’s overall business, although a precise determination as to when that will occur has not yet been made.

	•	The fair value of Brion is calculated based on the discounted cash flow method (income approach). This calculation method uses after-tax discounted cash flow projections based on a strategic plan approved by

Confidential Treatment Requested by ASML Holding N.V.

ASML 0002

Securities and Exchange Commission
April 30, 2009

management. Based on these cash flow projections, and taking into account the start-up nature of its business, Brion is expected to reach its maturity phase in the final year of this six-year period. Thereafter, cash flows used in the discounted cash flow calculation are extrapolated using an estimated weighted average growth rate of three percent, as further discussed below.

ASML considered the use of three alternative valuation methodologies with respect to Brion: market, cost and income. Management determined that ASML had insufficient data available to use the market approach. In addition, Management determined that the cost method was inappropriate because of the start-up nature of Brion’s business. By contrast, ASML has sufficient data available to measure fair value using the discounted cash flow method (income approach). Management believes that the cash flow method is a commonly used valuation methodology which is also an acceptable valuation technique under FAS 142. This method was also used for the valuation of Brion at the time of its acquisition. ASML therefore believes that, of the alternative valuation methods it considered, the discounted cash flow method (income approach) was the most appropriate to estimate Brion’s fair value.

•	As ASML used only one valuation methodology with respect to Brion, disclosure of the relative weighting of multiple methodologies is not applicable.

•	The following material assumptions were used by Management for the fair value calculation of Brion:

• Cash flow projections for the first six years which were based on a significant growth scenario, reflecting the start-up nature of Brion. The projections were built bottom-up, using estimates for revenue, gross profit, research and development costs and selling, general and administrative costs.
• Brion would reach maturity in the final year of this six year start-up period and grow at a weighted average growth rate of three percent, which Management believes is a reasonable estimate that does not exceed the long-term historical average growth rate for the lithography business in which Brion operates.
• A discount rate of 12.9 percent representing Brion’s weighted average cost of capital (WACC), which was determined using an adjusted version of the Capital Asset Pricing Model. Since Brion is not financed with debt, WACC was assumed to equal Brion’s cost of equity.

ASML performed a sensitivity analysis and concluded that any reasonably likely change in any of these assumptions would not have caused the carrying amount of Brion to exceed its fair value. A discussion of this sensitivity analysis is set forth below:

Confidential Treatment Requested by ASML Holding N.V.

ASML 0003

Securities and Exchange Commission
April 30, 2009

•	Estimated cash flows associated with Brion’s initial six-year start-up period accounted for approximately 25% of the reporting unit’s estimated fair value. These estimated cash flows could be reduced by up to 29% without causing the fair value of Brion to decrease below its carrying amount of EUR 159.6 million. Management does not believe that such a decline is reasonably likely based on Management’s expectations of the future development of these cash flows.
•	Estimated cash flows associated with Brion’s operations after the initial six year period accounted for approximately 75% of the reporting unit’s estimated fair value, based on the assumed three percent growth rate. Assuming Management’s estimate of cash flows for the initial six-year period is unchanged, growth in subsequent years could reduce to zero percent without Brion’s estimated fair value falling below its carrying amount of EUR 159.6 million. Management does not believe, however, that such a long-term no growth scenario is reasonably likely, given that the long-term historical growth rate of the lithography industry exceeds three percent.
•	The discount rate used in the fair value calculation could increase from 12.9 percent to 16.3 percent without causing the fair value of Brion to decrease below its carrying amount. Management does not believe such an increase is reasonably likely. In fact, Management decreased the discount rate ASML used to determine Brion’s fair value from 15.5 percent in 2007 to 12.9 percent in 2008. This reflects the effect of the ongoing integration of Brion, which led to a decrease of the risk premium that is a part of Brion’s discount rate. The impact of this decreased discount rate resulted in an increase of EUR 54.1 million in Brion’s estimated fair value.

In light of the Staff’s comment, ASML will include disclosure in its future filings under Item 5. “Operating and Financial Review and Prospects” to the following effect, updated as appropriate:

“Goodwill is tested annually for impairment and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill is tested for impairment based on a two-step approach for each reporting unit in which goodwill has been recorded. First, recoverability is tested by comparing the carrying amount of the reporting unit including goodwill with the fair value of the reporting unit, being the sum of the discounted future cash flows. If the carrying amount of the reporting unit is higher than the fair value of the reporting unit, the second step should be performed. Goodwill impairment is measured as the excess of the carrying amount of the goodwill over its implied fair value. The implied fair value of goodwill is determined by calculating the fair value of the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination.

Confidential Treatment Requested by ASML Holding N.V.

ASML 0004

Securities and Exchange Commission
April 30, 2009

All of ASML’s goodwill as of December 31, 2008 relates to the acquisition of Brion in March 2007. For the purpose of impairment testing, goodwill is allocated to the reporting unit Brion. The fair value of the reporting unit Brion is calculated by management of the Company based on the discounted cash flow method (income approach). These calculations use after-tax discounted cash flow projections based on a strategic plan approved by management.

The material assumptions used by management for the fair value calculation of the reporting unit are:
•	Cash flow projections for the first six years which were based on a significant growth scenario, reflecting the start-up nature of Brion. The projections were built bottom-up, using estimates for revenue, gross profit, research and development costs and selling, general and administrative costs.
•	Brion would reach maturity in the final year of this six year start-up period and grow at a weighted average growth rate of three percent, which Management believes is a reasonable estimate that does not exceed the long-term historical average growth rate for the lithography business in which Brion operates.
•	A discount rate of 12.9 percent representing Brion’s weighted average cost of capital (WACC), which was determined using an adjusted version of the Capital Asset Pricing Model. Since Brion is not financed with debt, WACC was assumed to equal Brion’s cost of equity.

ASML performed sensitivity analyses on each of these assumptions and concluded that any reasonably likely change in these assumptions would not have caused the carrying amount of Brion to exceed its fair value. A discussion of the sensitivity analysis is set forth below:

•	Estimated cash flows associated with Brion’s initial six-year start-up period accounted for approximately 25% of the reporting unit’s estimated fair value. These estimated cash flows could be reduced by up to 29% without causing the fair value of Brion to decrease below its carrying amount of EUR 159.6 million. Management does not believe that such a decline is reasonably likely based on historical evidence of the reliability of the estimated cash flows and management’s future expectations on the development of these cash flows.
•	Estimated cash flows associated with Brion’s operations after the initial six year period accounted for approximately 75% of the reporting unit’s estimated fair value, based on the assumed three percent growth rate. Assuming Management’s estimate of cash flows for the initial six-year period is unchanged, growth in subsequent years could reduce to zero percent without Brion’s estimated fair value falling below its carrying amount of EUR 159.6 million. Management does not believe, however, that such a long-term no growth scenario is reasonably likely, given that the

Confidential Treatment Requested by ASML Holding N.V.

ASML 0005

Securities and Exchange Commission
April 30, 2009

long-term historical growth rate of the lithography industry exceeds three percent.
• The discount rate used in the fair value calculation could increase from 12.9 percent to 16.3 percent without causing the fair value of Brion to decrease below its carrying amount. Management does not believe such an increase is reasonably likely.

It is possible that the outcome of the plans, estimates and assumptions used may differ from our estimates, which may require impairment of goodwill. Future adverse changes in market conditions may also require impairment of goodwill.”

Results of Operations 2008 Compared to 2007, page 30

Comment 2:	We see that during 2008 you decreased your warranty reserve by EUR 33.4 million due to a change in accounting estimate. Please tell us how you considered the disclosure requirements of Item 5(A) of Form 20-F with respect to describing the change and indicating the extent to which income was so affected. In addition, if the change is material to your results of operations, please also consider the need to disclose the effect on income from continuing operations, net income and any related per-share amounts of the current period within Note 13 to your consolidated financial statements, in accordance with paragraph 22 of SFAS 154.

Response:	ASML wishes to inform the Staff that, in the ordinary course of accounting, on a semi-annual basis, it changes its accounting estimates used to calculate the standard warranty provision based on the most recent update of actual historical and expected future warranty expenses. As a result of these changes in accounting estimates, ASML has decreased its standard warranty provision by EUR 33.4 million or 1.1 percent of sales in 2008 and by EUR 18.0 million or 0.5 percent of sales in 2007[1]. Compared with 2007, the 2008 gross profit and as a result income from operations were impacted by EUR 15.4 million or 0.6 percent of sales. As disclosed in Note 13 to the consolidated financial statements on page F-24 of the 2008 Form 20-F, the reason for the release of the provision is related to the lower than expected actual historical warranty expenses, mainly with respect to the recently introduced leading edge immersion technology, which was the result of a faster than expected learning curve translating into increased system performance and lower warranty expenses.

ASML considered the disclosure requirements of Item 5.A.“Operating Results” of Form 20-F and SFAS 154 paragraph 22. Based on an assessment

[1]	Warranty expenses are presented as a percentage of net sales in line with internal Management analyses of materiality of such expenses.

Confidential Treatment Requested by ASML Holding N.V.

ASML 0006

Securities and Exchange Commission
April 30, 2009

of these disclosure requirements, ASML disclosed the nature of the possible changes in accounting estimates used to calculate the standard warranty provision in the ordinary course of accounting. See Item 5.A.”Operating Results”, paragraph “Critical accounting policies using significant estimates”, sub-paragraph “Warranty” on page 24 of the 2008 Form 20-F:

“We provide standard warranty coverage on our systems for twelve months and on certain optic parts for sixty months, providing labor and parts necessary to repair systems and optic parts during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty charge. We update these estimated charges periodically. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. Future warranty expenses may exceed our estimates, which could lead to an increase in our cost of sales.”

See also Note 1 to the consolidated financial statements, paragraph “Warranty” on page F-11 of the 2008 Form 20-F:

“We provide standard warranty coverage on our systems for twelve months and on certain optic parts for sixty months, providing labor and parts necessary to repair systems and optic parts during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty charge. We update these estimated charges periodically.”

The extended optic warranty is defined as a separate element based on EITF 00-21 and is accounted for by deferring the list price. Reference is made to the Company’s response to Staff comment 11.

ASML did not disclose the impact on gross profit and income from operations of these changes in accounting estimates in Item 5.A.”Operating Results”, paragraph “Results of Operations 2008 Compared to 2007” on page 30 of the 2008 Form 20-F because ASML concluded that these changes were made in the ordinary course of accounting and that the impact on the 2008 gross profit

Confidential Treatment Requested by ASML Holding N.V.

ASML 0007

Securities and Exchange Commission
April 30, 2009

and income from operations compared to 2007, amounting to EUR 15.4 million or 0.6 percent of sales, is not material.

Comment 3:	Please tell us and disclose in future filings, consistent with SAB Topic 5.P.4, a quantification of the expected effects on future earnings and cash flows resulting from the exit plan, along with the internal period in which you expect to realize those effects. In addition, please reconcile the disclosure on page 35 stating that by the first quarter of 2009 you expect to have cut operational expenses by EUR 50 million per quarter with your disclosure on page F-25 discussing an annual expected cost savings from the restructuring of EUR 9.6 million.

Response:	As disclosed in Note 14 to the consolidated financial statements on page F-24 of the 2008 Form 20-F, ASML has established a restructuring provision amounting to EUR 22.4 million, comprising EUR 20 million of lease contract termination costs, expected to be paid in equal monthly installments until March 1, 2017, and EUR 2.4 million of employee contract termination benefits, expected to be substantially paid before July 1, 2009. The expected cost savings related to these restructuring provisions are expected to be EUR 9.6 million on an annual basis substantially materializing during the first half of 2009.

As disclosed in Item 5.D. ”Trend Information”, ASML has reduced costs through a comprehensive company wide efficiency or cost reduction program implemented in the second half of 2008 expected to result in cost savings of EUR 50 million per quarter. This program mainly consists of:

	1.	Worldwide reduction of contracted activities (mainly consulting);
	2.	Worldwide reduction of discretionary expenses (mainly training, travel, expenses);
	3.	Worldwide reduction in workforce of approximately 900 employees without contract termination benefits (mainly temporary workers); and
	4.	Shutdown of the United States training center and downsizing of United Stated headquarters including lay-off of approximately 100 employees with contract termination benefits (payroll).

The expected annual cost savings of EUR 9.6 million disclosed in Note 14 to the consolidated financial statements on page F-25 of the 2008 Form 20-F are related to only one part (item 4) of the above described company wide efficiency or cost reduction program which is included in the restructuring provision.

In future filings, ASML will expand disclosure with respect to the expected effects on future earnings and cash flows from employee and lease contract termination plans in Item 5 “Operating and Final Review and Prospects” in accordance with the requirements of SAB Topic 5.P.4.

Confidential Treatment Requested by ASML Holding N.V.

ASML 0008

Securities and Exchange Commission
April 30, 2009

D. Trend Information, page 35

Comment 4:	We note that you have current year purchase obligations of EUR 919 million, which represents 92% of your inventory balance at December 31, 2008. We also see that you have cash on hand of EUR 1.1 billion and that your backlog has decreased between 2007 and 2008. Please tell us whether it is reasonably likely that this obligation will have a material effect on the company’s profitability, liquidity or capital resources. Refer to Item 5(D) of Form 20-F. In that regard, please tell us the significant terms of your obligation which would allow you to delay ‘the main part’ of your obligation for one or two years as discussed on page 38.

Response:	ASML does not believe it reasonably likely that its purchase obligations as of December 31, 2008 will have a material effect on the Company’s profitability, liquidity or capital resources because the Company expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales, failing which the Company believes that it will be able to terminate orders of unneeded goods and services in a manner that will not have a material adverse effect.

The Company wishes to inform the Staff that the general terms and conditions of the agreements relating to its EUR 920 million of purchase obligations as of December 31, 2008 contain clauses that enable ASML to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase orders. These terms and conditions that ASML has agreed with its supply chain partners give ASML additional flexibility to adapt its purchase obligations to its requirements in light of the inherent cyclicality of the industry in which it operates.

The Company has conducted a detailed analysis of its EUR 920 million of purchase obligations and has determined that, as of December 31, 2008, EUR 175 million were cancelable and EUR 745 million were non-cancelable. Of the EUR 745 million non-cancelable purchase obligations, EUR 120 million was purchased during the first quarter of 2009, as was originally estimated based on the Company’s production planning as of December 31, 2008, and EUR 585 million can be delayed to 2010 or 2011. The remaining EUR 40 million in purchase obligations, which cannot be canceled nor delayed, therefore constitutes the maximum remaining liquidity risk for 2009. The Company has had only infrequent historical experience with seeking to terminate non-cancellable portions of purchase obligations. However, based on the level of fees paid to suppliers to terminate these agreements in the past, the fees to be paid to terminate current purchase obligations which cannot be canceled nor delayed are not expected to be material. In accordance with FAS 5, ASML establishes a provision for cancellation fees when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.

Confidential Treatment Requested by ASML Holding N.V.

ASML 0009

Securities and Exchange Commission
April 30, 2009

.

E. Off-Balance Sheet Arrangements, page 36

Comment 5:	You disclose that you have other off-balance sheet arrangements on page 37. Please tell us how you considered the disclosure requirements of Items 5(e) of Form 20-F with respect to these off-balance sheet arrangements.

Response:

The additional commitments and contingencies referred to under the sub-caption “Other Off-Balance Sheet Arrangements” on page 37 of the Company’s 2008 Form 20-F are immaterial and correspond to (i) the EUR 1.1 million in “Other Liabilities” set forth in the Tabular Disclosure of Contractual Obligations, also on page 37, and (ii) the non-material commitments and contingencies referred to in Note 16 on page F-27 under the caption “Other Off-Balance Sheet Arrangements. As these remaining arrangements are immaterial in magnitude, the Company assessed that the disclosure requirements of Item 5.E. of Form 20-F do not require additional disclosure with respect to these arrangements, and therefore the Company determined not to disclose additional information on the nature of these arrangements. In light of the Staff’s comment, however, in future filings, the Company will include in Item 5.E. disclosure that these arrangements are immaterial, as well as a cross-reference to the disclosure in each of Item 5.F. and the note to the financial statements disclosing commitments, contingencies and guarantees.

Consolidated Financial Statements, page F-1

Note 1. General Information/Summary of Significant Accounting Policies, page F-6

Change in Accounting Policy, page F-6

Comment 6:	We see that you changed your accounting for free or discounted products or services. Please request your auditors to tell us how they consider AS 6 issues by the PCAOB and Article 2-02(c) of Regulation S-X, which states the accountant’s report should include the auditor’s opinion on the consistency of the application of the accounting principles, or any changes in such principles which have a material effect on the financial statements.

Response:	ASML understands from its independent registered public accounting firm that they have evaluated the impact of the change in accounting policy on net sales, cost of sales, net income and equity for each of the years 2006, 2007 and 2008, discussed and quantified in Note 1 to the 2008 Form 20-F and referred

Confidential Treatment Requested by ASML Holding N.V.

ASML 0010

Securities and Exchange Commission
April 30, 2009

to in the Staff’s comment, to determine if the effect of the change in accounting principles on the comparability of the financial statements is material. The auditors have informed the Company that they concurred with the Company’s conclusion that the impact of the change in accounting policy is not material and therefore determined that no explanatory paragraph needed to be included in the accountant’s report in accordance with Auditing Standard 6 and Article 2-02(c) of Regulation S-X.

Comment 7:	Please tell us whether the change in accounting policy had a material impact on your financial statements in 2008 or in the trends of your financial statements and, if so, how you considered Item 5(A) of Form 20-F.

Response:	The change in accounting policy had no material impact on ASML’s consolidated financial statements or in the trends of ASML’s consolidated financial statements. The total impact on the 2006, 2007 and 2008 consolidated statements of operations is presented in the table below (EUR and % denotes the impact of the change in accounting policy on the individual line item for the periods presented):

Year ended December 31	2006		2007		2008
(in millions, except per share data)	EUR	%	EUR	%	EUR	%

Net system sales	(15)	0.5%	(41)	1.2%	56	2.2%
Cost of system sales	(7)	0.4%	(30)	1.5%	36	2.2%
Income from operations	(8)	0.9%	(11)	1.3%	20	7.0%
Net income	(6)	1.0%	(8)	1.2%	16	5.0%

The Company’s income from operations and net income for 2008 includes the impact of a restructuring charge of EUR 138 million associated with the economic downturn. Excluding this restructuring charge, the impact of the change in accounting policy on income from operations and net income for 2008 was 4.7 percent and 3.8 percent respectively.

For an overview of the total impact on the 2006, 2007 and 2008 per-share amounts, reference is made to page F-6 of the 2008 Form 20-F.

Comment 8:	Please tell us and disclose in future filings the significant terms of your agreements for granting free or discounted products or services to customers as part of volume purchase agreements. Tell us whether the discount is incremental and more than insignificant. Tell us whether the discount applies to products and services which are specified or unspecified, whether there is sufficient evidence of the fair values of those products or services, and whether or not the maximum amount of the discount can be quantified.

Response:	ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML, this policy generally

Confidential Treatment Requested by ASML Holding N.V.

ASML 0011

Securities and Exchange Commission
April 30, 2009

results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer’s site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.

ASML offers free systems to its customers as part of volume purchase agreements. If a customer buys a specified cumulative number of systems, the customer will receive a free system (including installation and standard warranty). Until December 31, 2007, ASML accounted for free systems offered to its customers as part of a volume purchase agreement based on the cost accrual method as described in EITF 00-22 paragraph 6 because free systems were infrequently used as a sales incentive and the value was insignificant. However, offering free systems to customers as part of volume purchase agreements has increased and become incremental and is now more than insignificant. Therefore, ASML believes that the use of the deferred revenue method as described in EITF 00-22 is now preferable since it better reflects the substance of the transaction and the business rational of granting the customer a free system as part of volume purchase agreement.

ASML applied the following accounting literature to volume purchase arrangements containing a free system and underlying purchase orders: EITF 00-21, EITF 00-22, FTB 90-1 and SAB 104.

ASML’s volume purchase agreements and underlying purchase orders typically contain the following elements:

• the system
• installation of the system
• standard warranty; and
• extended optics warranty.

The fair value of the free system is based on the relative fair value of all systems included in the volume purchase agreement based on EITF 00-22; reference is made to the example which is included in ASML’s response to comment 9. The accounting is similar in cases where the customer will receive a discounted system if the customer buys a specified cumulative number of systems. ASML determined that EITF 01-09 is not applicable to these transactions due to the scope exemption in paragraph 7 which does not address the accounting for offers of free or discounted products or services

Confidential Treatment Requested by ASML Holding N.V.

ASML 0012

Securities and Exchange Commission
April 30, 2009

that are exercisable after a customer has completed a specified cumulative level of revenue transactions.

ASML recognizes revenue regarding agreements with multiple elements based on EITF 00-21. The revenue related to the undelivered elements of the agreement is deferred at the fair value until delivery of these elements.

• The fair value of installation is determined based upon the price that ASML charges on a stand-alone basis, which is subject to normal price negotiations (such as relocating a system to another customer site).
• The estimated standard warranty costs are not defined as a separate element based on EITF 00-21 and are accounted for by accruing these costs for each system upon recognition of the system sale.
• The fair value of the extended optics warranty is based on the list price. Further reference is made to the Company’s response to comment 11.

The type of the free system is specified in the volume purchase agreement.

Historically, the Company accounted for discounted products and services as a reduction of revenue. Reference is made to pages F-10 and F-11 of the Company’s 2008 Form 20-F.

ASML prefers not to disclose specific details on the terms of its volume purchase agreements in future filings since ASML believes that this information is not material to investors and that disclosing information on the Company’s award credit policies could cause it competitive harm.

Comment 9:	Please show us how you apply your accounting policy whereby you allocate the consideration received between the award credits and the other elements of the sales transaction for a typical transaction. Show us how this policy considers the discounted or free products or services that will be delivered in the future and the consideration, if any, which will be received for those products or services. Given your use of the term ‘multiple element revenue transaction,’ please clarify for us and in future filings whether or not you are applying EITF 00-21 to these transactions and, if so, tell us how you have applied this guidance given the scope exception in paragraph 4(b).

Response:	For a discussion of ASML’s revenue recognition policy regarding free products offered to customers as part of volume purchase agreements reference is made to ASML’s response to Staff comment 8.

The manner in which ASML applies the accounting policy regarding free products offered to customers as part of volume purchase agreements can be demonstrated using the following typical example: ASML enters into a volume purchase agreement with a customer for * systems of the same type. After the customer buys * systems (including installation and standard warranty), it will receive the * system (including installation and standard

Confidential Treatment Requested by ASML Holding N.V.

ASML 0013

*Denotes information removed from public filing. Complete information has been filed with the Commission in paper form, pursuant to a Request for Confidential Treatment under Commission Rule 83.

Securities and Exchange Commission
April 30, 2009

warranty) for free. The discount rate on the list price of the systems is *. The price of the each system set forth in the purchase agreement is * (list price * minus *). The total consideration for systems to be received under this agreement is * (* multiplied by * systems).* is allocated to each of the * systems that are part of the volume purchase agreement. Thus on the sale of systems one through *,* is billed and * is recognized as revenue for each system (including * recognized for installation). The revenue for the product and installation is recognized separately on delivery and installation. * is deferred as it is allocated to the free system to be delivered in the future. On delivery of the free system (i.e., the * system), the total deferred revenue minus fair value of installation of * is recognized and following installation, the fair value of installation of * is recognized.

The first purchase order includes one system (list price *), standard warranty (no separate element based on EITF 00-21 and is included in the list price of the system), installation (separate element based on EITF 00-21: the fair value is * and is included in the list price of the system) and * years extended optics warranty (separate element based on EITF 00-21: fair value is list price of * and is not included in the list price of the system). The total consideration of the first purchase order amounts to *.

The revenue relating to the undelivered elements of the arrangements is deferred at fair value until delivery of these elements.

Allocation Amount in millions

Net sales
			Revenue	(after
	List prices	Discount	deferral	allocation)
	EUR		EUR	EUR

System	*	*		*
Installation			*
Extended optic warranty	*		*
Free system			*

	*		*	*

Subject to all other revenue recognition conditions being met, * is recognized as revenue on delivery of the system. * is recognized as installation services are performed. * is recognized ratably over the period of the warranty arrangement. * is deferred as it is allocated to the free system to be delivered in the future.

ASML does not apply EITF 00-21 for the accounting of the free product; however ASML used the term ‘multiple element revenue transaction’ to

Confidential Treatment Requested by ASML Holding N.V.

ASML 0014

*Denotes information removed from public filing. Complete information has been filed with the Commission in paper form, pursuant to a Request for Confidential Treatment under Commission Rule 83.

Securities and Exchange Commission
April 30, 2009

indicate that these agreements involve the delivery of multiple products. ASML will make this more clear in future filings.

Evaluation of Long-Lived Assets for Impairment, page F-9

Comment 10:	Please tell us and expand future filings to make more detailed and specific disclosure about how you identify and measure goodwill impairment. Please expand to address the reporting unit concept and to disclose how you identified reporting units and how you allocated goodwill to those reporting units.

Response:	As noted above all of ASML’s goodwill as of December 31, 2008 relates to the acquisition of Brion in March 2007. See the response to Staff comment 1 for an explanation of how ASML identifies and measures goodwill impairment.

In light of the Staff’s comment, ASML will include disclosure as part of Note 10 ‘Goodwill’ in its future filings to the following effect, updated as appropriate:

“The goodwill relates to the acquisition of Brion in March 2007. For the purpose of impairment testing, goodwill is allocated to the reporting unit Brion. The fair value of the reporting unit Brion is calculated by management of the Company based on the discounted cash flow method (income approach). These calculations use after-tax discounted cash flow projections based on the strategic plan approved by management.

The material assumptions used by management for the fair value calculation of the reporting unit are:

• Cash flow projections for the first six years which were based on a significant growth scenario, reflecting the start-up nature of Brion. The projections were built bottom-up, using estimates for revenue, gross profit, research and development costs and selling, general and administrative costs.
• Brion would reach maturity in the final year of this six year start-up period and grow at a weighted average growth rate of three percent, which Management believes is a reasonable estimate that does not exceed the long-term historical average growth rate for the lithography business in which Brion operates.
• A discount rate of 12.9 percent representing Brion’s weighted average cost of capital (WACC), which was determined using an adjusted version of the Capital Asset Pricing Model. Since Brion is not financed with debt, WACC was assumed to equal Brion’s cost of equity. ”

Confidential Treatment Requested by ASML Holding N.V.

ASML 0015

Securities and Exchange Commission
April 30, 2009

Revenue Recognition, page F-10

Comment 11:	We note that you determine the fair value of undelivered elements based upon VSOE “except for the fair value of the prepaid extended optic warranty which is based on the list price.” Please tell us how you considered EITF 00-21, including paragraphs 12 and 16 in determining the fair value of the prepaid extended optic warranty.

Response:	The Company has accounted for the deferred extended optics warranty under FTB 90-1, which is higher authoritative accounting guidance than EITF 00-21. The Company acknowledges that FTB 90-1 only addresses how the separately priced extended optics warranty revenue should be recognized and does not provide any guidance on separating elements within its scope and elements outside its scope. The Company therefore has evaluated the criteria in paragraph 9 of EITF 00-21 and concluded that the prepaid extended optics warranty is a separate unit of accounting (EITF 00-21 paragraph 4 a. iii). ASML considered EITF 00-21, paragraphs 12 and 16, and concluded that the fair value of extended optics warranty does not significantly deviate from the list price, which is derived from an estimated number of hours to complete a repair (based on historical information) multiplied by the commercial hourly rate for repairs. The historical information is based on internal data supplemented with external data obtained from the supplier of lenses. This commercial hourly rate is also charged when ASML performs services to customers which do not have an extended optics warranty.

Contingencies and Litigation, page F-12

Comment 12:	We note that you did not record estimated losses because management determined that a loss was not probable or was not reasonably estimable. Please tell us how you considered paragraph 10 of SFAS 5 in determining whether disclosure should be made of the nature of the contingency and an estimate of the possible loss or range of loss or stating that such an estimate cannot be made.

Response:	In accordance with SFAS No. 5 “Accounting for Contingencies”, ASML assesses whether an accrual for loss contingencies needs to be recorded in its statements of operations. Based upon these assessments, the Company believed that neither of the conditions of paragraph 8 of SFAS No. 5 was met in relation to the legal proceedings and claims referred to on page F-12 of the 2008 Form 20-F. The Company also considered paragraph 10 of SFAS No. 5, and concluded that there was no reasonable possibility that a loss may have been incurred resulting from the existing legal proceedings and claims, and accordingly, that disclosure of the contingency was not required.

In order for ASML to accurately assess loss contingencies in accordance with SFAS No. 5, ASML identifies potential or actual legal risks, primarily through the Corporate Legal Department which is informed of such risks from within

Confidential Treatment Requested by ASML Holding N.V.

ASML 0016

Securities and Exchange Commission
April 30, 2009

the organization. To ensure this happens, the following external and internal procedures are applied:

• Externally: On an annual basis, the Company transmits audit inquiry letters to each of its external counsels, requesting counsels to provide the Company written confirmations on all claims and legal proceedings the Company faces. These responses are delivered close to the time of filing the Form 20-F. Based on the assessment of these responses, the Company concluded that where such responses described potential claims, all these claims were unasserted as of December 31, 2008 and the date of the filing of the 2008 Form 20-F, and that it was not reasonably possible to estimate the losses involved.

• Internally: An internal review is conducted by requesting updates on possible claims and legal proceedings from the Company’s General Counsel as well as from other relevant internal lawyers. Further, there are several senior management committees within the ASML organization that are immediately informed of potential disputes and possible litigation. All ASML employees and contractors (including temporary and interim personnel) are required to adhere to a legal escalation procedure which states that all potential or actual disputes, claims, official/unofficial inquiries, or other situations which may involve corporate liability, must be brought to the attention of the Corporate Legal Department immediately.

During 2008 as well as in 2009 through the filing date of the 2008 Form 20-F, none of these reviews, senior management meetings and internal and external procedures resulted in any information that would require disclosure based on SFAS No. 5 paragraph 10.

Net Income per Ordinary Share, page F-12

Comment 13:	Please tell us how you considered the disclosures required by paragraph 40(c) of SFAS 128.

Response:	The Company considered the disclosure requirement of paragraph 40(c) of SFAS 128, “Securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented” and concluded that this paragraph did not apply, since no such securities were identified for the periods for which an income statement was presented.

Securities identified for 2008 solely relate to stock options (which were included in the computation of diluted EPS), because all of the Company’s convertible subordinated notes were converted or redeemed in 2007 (refer to Item 5A. “Operating Results”, Paragraph “Results of Operations 2007 compared with 2006”, Subparagraph “Net Interest Expense” on page 33 of the

Confidential Treatment Requested by ASML Holding N.V.

ASML 0017

Securities and Exchange Commission
April 30, 2009

2008 Form 20-F). Securities resulting in potential future dilution identified in 2006 and 2007 related to stock options and the convertible subordinated notes.

In future filings, ASML will add disclosure with respect to the conversion and redemption of the convertible subordinated notes in 2007. Further, in future filings where assuming the exercise of options in calculating diluted EPS would be anti-dilutive, ASML will include disclosure required by paragraph 40(c) of SFAS 128.

Note 6. Accounts Receivable, page F-18

Comment 14:	We reference the EUR 37 million of accounts receivable from Qimonda, which has filed for insolvency. Please tell us why you believe that you will be able to recover the systems sold to Qimonda. And, assuming recovery of the systems, tell us why you believe that recovery of the systems will substantially cover the $37 million outstanding from Qimonda, especially considering the current decrease in demand for your product. For example, discuss the type of systems sold to Qimonda, when the systems were sold and your current demand for that type of system.

Response:	ASML wishes to inform the Staff that the EUR 37 million of finance and accounts receivable from Qimonda mainly relates to two similar leading edge immersion systems sold and delivered to Qimonda: one was delivered in December 2007 and the other was delivered in August 2008. The volume purchase agreement between ASML and Qimonda provided for a combined sales price for these systems of EUR 67 million, of which Qimonda paid approximately 50% at delivery.

In order to mitigate ASML’s credit risk in respect of unpaid amounts on these two systems:

• the first system was delivered to Qimonda under a sales contract that provided for retention of title of the system by ASML until full payment of the system by Qimonda, thereby enabling ASML to recover the system in case of Qimonda’s default on payment of the system; and
• the second system was delivered to Qimonda under a sales-type lease agreement in which title of ownership of the system was retained by ASML until the end of the lease term.

Based on a legal opinion received from external counsel relating to the sales and lease agreements for these two systems, the Company believed it was entitled to recover the systems in case of Qimonda’s default on payment and, during April 2009, ASML took possession of these two systems on the basis of these agreements. Currently ASML holds these systems on its premises.

Confidential Treatment Requested by ASML Holding N.V.

ASML 0018

Securities and Exchange Commission
April 30, 2009

Management believes that the value of the systems, based on the lower of cost or market value, will substantially cover the EUR 37 million finance and accounts receivable from Qimonda. In addition, ASML currently expects demand in the coming 12-months for the leading edge immersion systems of the type sold to Qimonda, as these leading edge systems support cost reduction efforts by ASML’s customers. From the 38 systems in order backlog as of March 31, 2009, 25 systems are leading edge immersion systems similar to the types sold to Qimonda.

Comment 15:	In addition, tell us whether you consider that the amounts outstanding from Qimonda should be recorded as long-term receivables at December 31, 2008.

Response:	ASML wishes to inform the Staff that based on the information available at the time of the filing of the 2008 Form 20-F, ASML believed that the most likely future scenario for Qimonda was a “restart” of the company on a smaller scale with leading edge technology (such as the systems purchased from ASML) allowing Qimonda to significantly reduce chip production costs. In this scenario, Qimonda would need the leading edge systems delivered by ASML, and therefore ASML expected Qimonda to honor the purchase agreements. As a result, at that time, and on basis of the information then available, ASML management did not see any need to change classification of its accounts receivable and finance receivable.

Note 8. Inventories, page F-19

Comment 16:	Please reconcile the amount of inventory impairment disclosed on page F-14 with the table on page F-19. In addition, we note your disclosure on page F-8 that you make allowances for slow moving, obsolete or unsaleable inventory. Please tell us and disclose in future filings how you determine the amount of your impairment losses for inventory.

Response:	As a result of the global financial market crisis and economic downturn ASML has recognized inventory obsolescence charges of EUR 94.6 million (see page F-14 of the 2008 Form 20-F). This inventory impairment was recognized in the fourth quarter of 2008 as a direct consequence of the economic downturn and a resulting sharp decrease in demand which accelerated the market value of certain non-leading edge system types to decrease below the cost price.

The summary of activity in the allowance for obsolescence on page F-19 of the 2008 Form 20-F shows an addition for the full year 2008 of EUR 139.6 million. Included in this amount is an impairment charge related to the direct effect of the current global financial market crisis and economic downturn of EUR 94.6 million recognized in the fourth quarter of 2008 and presented on

Confidential Treatment Requested by ASML Holding N.V.

ASML 0019

Securities and Exchange Commission
April 30, 2009

page F-14 of the 2008 Form 20-F. The remaining EUR 45.0 million was recognized throughout 2008 and represents obsolescence relating to raw materials, spare parts and lenses in the ordinary course of business.

According to ARB 43, the primary basis of accounting for inventories is cost, which has been defined generally as the price paid or consideration given to acquire an asset. Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances are made for slow-moving, obsolete or unsalable inventory.

A departure from the cost basis of pricing inventory is required when the utility of the goods is less than its cost. Where the Company finds evidence that the utility of the goods, in its disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels or other causes, the difference is recognized as a loss of the current period.

ASML determines impairment losses for inventory based on the expected demand which is derived from the sales forecasts as well as the expected market value of the relevant inventory.

In light of the Staff’s comment, ASML will add disclosure in its future filings to the following effect, updated as appropriate:

“Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances are made for slow-moving, obsolete or unsalable inventory.
Impairment losses for inventory are determined based on the expected demand which is derived from the sales forecasts as well as the expected market value of the inventory.”

Comment 17:	As a related matter, please tell us and disclose in future filings the nature of the line item “utilization of the provision” in the table on page F-19. Discuss whether the amounts represent sale or scraps of impaired products. Please tell us and disclose in MD&A in future filings, if significant, the impact on gross profit from sales of inventory previously written down.

Response:	The line item “utilization of the provision” in the table on page F-19 solely represents scraps of impaired products. The Company has not recognized any gross profits from sales of inventories previously written down in 2008 and 2007. If significant, ASML will include in future filings disclosure regarding gross profits or losses on sales from inventories in Item 5. “Operating and Financial Review and Prospects”.

Confidential Treatment Requested by ASML Holding N.V.

ASML 0020

Securities and Exchange Commission
April 30, 2009

Note 10. Goodwill, page F-20

Comment 18:	We see that revenues and net income continue to decline, your market value and those of your peers have decreased, and you expect continued decreases in demand, orders and revenue during fiscal 2009. Also, you are undergoing significant restructuring activities. We note that your goodwill is related to the acquisition of Brion in fiscal 2007 and that you have recently recorded impairment charges related to certain intangible assets related to that acquisition. Please tell us how you considered these factors in determining whether goodwill was impaired at December 31, 2008. In addition, tell us whether these items are indicators of potential impairment that would require you to perform a goodwill impairment analysis subsequent to December 31, 2008.

Response:	Brion’s business plan underlying the impairment analysis has been impacted by the current global financial market crisis and economic downturn. However it is ASML’s opinion that the current global financial market crisis and economic downturn will not materially impact the long-term revenue levels of Brion. There have been no announcements or indications of dramatic shifts in the market segments for Brion’s products that would warrant changes to expected long-term revenue levels. The impairment charges of EUR 0.6 million in 2008 were related to patents that are no longer used for the future development of the Brion products. However, the impairment of these patents has not resulted in a decrease of expected future cash flows. Further, due to the start-up nature of Brion, the greater part of the fair value of the reporting unit is derived from cash flows in years 2012 and beyond. ASML performed an update of the impairment analysis at the end of fiscal year 2008 and the expected lower revenue and net income levels in 2009 and 2010 due to the current global financial market crisis and economic downturn did not cause Brion’s carrying amount to exceed its estimated fair value.

ASML believes that the decline of revenues and net income, the decrease ASML’s market value and those of its peers and continued decrease in demand orders and revenue during fiscal 2009 to date have not been indicators of potential impairment that would require ASML to perform a goodwill impairment analysis before its annual goodwill impairment analysis as of September 30, 2009. It is ASML’s policy to continuously monitor whether there are any indicators that the carrying amount of the goodwill may not be recoverable.

Note 12. Property, Plant and Equipment, page F-22

Comment 19:	We note that you had disposals of machinery and equipment of EUR 51,104,000 in 2007 and EUR 91,024,000 in 2008. You disclose that some of your disposals represent systems that are transferred back to inventory for sale. Please tell us how you account for the transfer of inventory to property,

Confidential Treatment Requested by ASML Holding N.V.

ASML 0021

Securities and Exchange Commission
April 30, 2009

plant and equipment and the transfer of property, plant and equipment to inventory in your statements of cash flows and why.

Response:	Some of the Company’s disposals relate to machinery and equipment, more specifically, demonstration systems and training systems, which are transferred from own use back to inventory. These systems are similar to the systems that ASML sells in its ordinary course of business. They are capitalized under fixed assets because they are held for own use and, at the time they are placed in service, expected to be used for a period longer than one year. These systems are recorded at cost and depreciated over their useful life. From the time that these assets are no longer held for use but intended for sale in the ordinary course of business, they are reclassified from fixed assets to inventory at the lower of their carrying value or fair market value. The cost of sales for these systems includes the additional costs of refurbishing (materials and labor). When sold, the proceeds and cost of these systems are recorded as revenue and cost of sales, respectively, identical to the treatment of other sales transactions. These sales generate a positive margin.

Cash flows of both capitalization and disposals in fixed assets from inventory should be consistent with the fact that the actual initial cash outflow (being the purchase of inventory items), and the ultimate cash inflow (receiving the proceeds from the sale that occurs in the ordinary course of business), have the nature of operating cash transactions. The Company therefore classifies both the initial and ultimate cash flows entirely as cash flows from operations. The net effect of these reclassifications between inventories and fixed assets on the Company’s movements in cash and cash equivalents in each year is zero.

For additional information on this comment we also refer to the Company’s response to Comment 16 of the Staff comment letter dated December 13, 2004 (the response letter was dated January 7, 2005) and the resulting changes in the Company’s cash flow statements presented in the Annual Report on Form 20-F for the year ended December 31, 2004. For the convenience of the Staff, a copy of that response is set forth in Annex A.

Note 13. Accrued Liabilities and Other Liabilities, page F-23

Comment 20:	We note that you update your warranty estimates periodically. Please tell us and disclose in future filings how often you update your estimates for warranties. Please also reconcile the terms of your optic parts warranty of sixty months on page F-11 with the term of your years on page F-24.

Response:	ASML updates its accounting estimates used to calculate the standard warranty provision on a semi-annual basis based on the most recent actual historical warranty expenses and expected future warranty expenses.

Confidential Treatment Requested by ASML Holding N.V.

ASML 0022

Securities and Exchange Commission
April 30, 2009

Page F-24 of the 2008 Form 20-F indicates: “We provide standard warranty coverage on our systems for twelve months and an additional (emphasis added) lens warranty generally for four years.” This disclosure indicates that ASML provides five years, or sixty months of lens warranties. This is in line with the disclosure on page F-11 of the 2008 Form 20-F, namely that the Company provides warranty coverage on certain optic parts for sixty months.

ASML will include disclosure in its future filings to the following effect, updated as appropriate:

“We provide standard warranty coverage on our systems for twelve months and on certain optic parts for sixty months, providing labor and parts necessary to repair systems and optic parts during the warranty period. The estimated warranty costs for a standard warranty are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty charge. On a semi-annual basis, the Company updates its accounting estimates used to calculate the standard warranty provision based on the latest actual historical warranty expenses and expected future warranty expenses. The extended and enhanced warranty on our systems and certain optical parts is accounted for as a separate element of multiple element revenue recognition transactions.”

* * * * *
     In response to the Staff’s request, enclosed is an acknowledgement letter from Mr. Peter T.F.M. Wennink, Chief Financial Officer of ASML.
          Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7519 7070. If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7171, or in my absence James McDonald on +44 207 519 7183, Peter van den Oord of ASML Holding N.V. on +31 40 268 5041 or Gerald Dekker or Alfred Popken of Deloitte & Touche L.L.P. on +31 40 268 2425 and +1 212 436 3693, respectively.

Sincerely,

/s/ Richard A. Ely

Richard A. Ely

cc:	Securities and Exchange Commission
Kristin Lochhead
Brian Cascio

Confidential Treatment Requested by ASML Holding N.V.

ASML 0023

Securities and Exchange Commission
April 30, 2009

ASML Holding N.V.
Peter Wennink
Robert Roelofs
Bert Savonije
Peter van den Oord

Deloitte Accountants B.V./Deloitte & Touche L.L.P.
Gerald Dekker
Alfred Popken
Rob Klaassen

Confidential Treatment Requested by ASML Holding N.V.

ASML 0024

Securities and Exchange Commission
April 30, 2009

Annex A
Excerpt from Letter to the Staff date January 7, 2005 in response to the Staff Comment Letter dated December 13, 2004

Consolidated Statements of Cash Flows — Page F-5

Comment 16:	Tell us the circumstances behind the sales of property and equipment during 2003—2001. Did you record a gain or loss on the sales? We note no additional disclosure of the disposals in your financial statements.

Response:	The majority of the Company’s disposals relate to machinery and equipment, more specifically, demonstration systems and training systems. These systems are similar to the ones ASML sells in its ordinary course of business. They are capitalized under fixed assets because they are held and, at the time they are placed in service, expected to be used, for a period longer than one year. These systems are recorded at cost and depreciated over their useful life. From the moment these assets are no longer held for use but intended for sale, they are reclassified from fixed assets to inventory at the lower of their carrying value or fair market value. The cost of sales for these systems includes and the additional costs of refurbishing (materials and labor). When sold, the proceeds and cost of these systems are recorded as revenue and cost of sales, respectively, identical to the treatment of other sales transactions. These sales generate a positive margin.

Historically, the Company reported a portion of the cash flows from these sales (equivalent to the book value of these systems before incremental refurbishment costs) under cash flows from investing activities. In addition, the Company historically recorded the capitalization of demonstration and training systems as cash flow used in investing activities, with an offsetting adjustment to cash flows from operating activities.

ASML has re-evaluated this cash flow presentation and considers has concluded that the presentation under cash flows from investing activities of both capitalization and disposals in fixed assets from / to own inventory is inconsistent with the fact that the actual initial cash outflow (being the purchase of inventory items), and the ultimate cash inflow (receiving the proceeds from the sale that occurs in the ordinary course of business), have the nature of operating cash transactions. The Company therefore intends to amend its classification of these cash flows, for all years presented in its 2004 Form 20-F and in future filings, to classify both the initial and ultimate cash flows entirely as cash flows from operations. The net effect of these amendments on the Company’s movements in cash and cash equivalents in each year will be zero.

ASML 0025

ASML Holding N.V.
De Run 6501
5504 DR Veldhoven
PO Box 324
5500 AH Veldhoven
The Netherlands
Phone +31 40 268 6762
Fax +31 40 268 4888
remco.van.der.veer@asml.com
www.asml.com
Trade Register 17085815
Eindhoven, The Netherlands
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010
Attention: K. Tillan, Assistant Chief Accountant

Date:	April 29, 2009
Subject:	ASML Holding N.V. Form 20-F for fiscal year ended December 31, 2008 (File No. 001-33463)
Dear Ms. Tillan:
In response to the request of the Staff of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter relating to the Form 20-F for the fiscal year ended December 31, 2008 (the “Filing”) of ASML Holding N.V. (the “Company”), the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ASML Holding N.V.

/s/ Peter T.F.M. Wennink

By: Peter T.F.M. Wennink Executive Vice President and Chief Financial Officer

1